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Conectiv Delmarva Generation, Inc. Balance Sheet (Dollars in Thousands) Unaudited

Actual
December 31, 2002
ASSETS

Current Assets
Accounts receivable to associated companies	*
Accounts receivable	*
Materials and supplies	*
Prepayments	*
*

Property, Plant and Equipment
Property, plant and equipment	*
Less accumulated depreciation	*
*
Construction work-in-progress	*
*

Other Assets	*

Total Assets	*

LIABILITIES AND OWNER'S EQUITY

Current Liabilities
Accounts payable	*
Interest and taxes accrued	*
Other	*
*

Note payable to Pepco Holdings Inc.	*

Deferred Credits
Deferred income taxes	*
Deferred investment tax credit	*
OPEB liability	*
*

Capitalization
Construction loan	-

Common stock	*
Additional paid-in capital	*
Retained earnings	*
Total equity	*

Total capitalization	*

Total Capitalization and Liabilities	*
* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.